Exhibit 99.1

SMX Announces Effective Date of Reverse Stock Split

NEW YORK, November 14, 2025 — SMX (Security Matters) Public Limited Company (NASDAQ: SMX; SMXWW) (the “Company”), today announced that the reverse stock split of the Company’s ordinary shares will begin trading on an adjusted basis giving effect to the reverse stock split on November 18, 2025 under the existing ticker symbol “SMX”. The new CUSIP number of the Company’s ordinary shares will be G8267K307 and the new ISIN code will be IE000UPDVNX9.

On May 2, 2025, the Company’s Shareholders approved a proposal to amend the Company’s constitution to allow the Company’s Board of Director’s to consolidate and/or divide all or any of the Company’s classes of shares as the Board of Directors sees fit. As such, Shareholder approval was not required to effect the reverse stock split.

The Company’s Board of Directors’ fixed the split ratio at 8:1, every 8 ordinary shares of the Company with a nominal value of $0.00000000000312817946 per share will be automatically combined into one (1) ordinary share with a nominal value of $0.00000000002502543568 per share. This will reduce the number of outstanding ordinary shares of the Company from 8,404,581 pre-reverse stock split to 1,050,572 post-reverse stock split.

Outstanding Company options, warrants and other applicable convertible securities, including the Company’s warrants listed on the Nasdaq Capital Market under the symbol SMXWW which will retain its existing CUSIP number, will be proportionately adjusted in accordance with their respective terms. No fractional shares will be issued in connection with the reverse stock split. Instead, the Company will aggregate the fractional entitlements of shareholders who otherwise would be entitled to receive fractional shares because they hold a number of ordinary shares not evenly divisible by 8 ordinary shares pursuant to the reverse stock split or they hold less than the number of ordinary shares which should be consolidated into one ordinary share pursuant to the reverse stock split and, to the extent possible, sell such aggregated fractional ordinary shares on the basis of prevailing market prices at such time.

Continental Stock Transfer & Trust Company is acting as exchange agent for the reverse stock split and will send instructions to any shareholders of record who hold stock certificates regarding the exchange of certificates. Shareholders with shares held in book-entry form or through a bank, broker, or other nominee are not required to take any action and will see the impact of the reverse stock split reflected in their accounts on or after November 19, 2025. Such beneficial holders may contact their bank, broker, or nominee for more information. Continental Stock Transfer may be reached for questions at (212) 509-4000.

—Ends—

For further information contact:

SMX GENERAL ENQUIRIES

E: info@securitymattersltd.com

About SMX

As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions, or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example, the Company’s ability to regain compliance with applicable Nasdaq standards or comply with the continued listing standards of Nasdaq even if the Company regains compliance. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; any lingering effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.